IAMGOLD CORPORATION

TSX: IMG   NYSE: IAG

NEWS RELEASE

IAMGOLD RECEIVES ADDITIONAL WARRANTS IN GALANE GOLD

Toronto, Ontario, April 12, 2012 – IAMGOLD Corporation ("IAMGOLD" or the "Company") announced today that it has received an additional 3,112,525 warrants to purchase an equivalent number of common shares of Galane Gold Ltd. ("Galane") (TSX-V: GG) pursuant to that agreement by which Galane, indirectly, acquired ownership of the Mupane gold mine in Botswana, Africa from the Company, as originally announced by the Company on August 31, 2011. The receipt of these additional warrants was contemplated in the original agreement upon Galane's completion of its acquisition of Northern Lights Exploration Company Pty. Ltd.

IAMGOLD's ownership of (assuming the exercise of common share purchase warrants) 26,252,778 common shares of Galane maintains its approximate 49.9% interest in Galane's outstanding common shares (including common shares that would be outstanding upon exercise of the warrants held by IAMGOLD).

The warrants to purchase common shares of Galane received today by IAMGOLD are for investment purposes. IAMGOLD does not have any present intention to acquire ownership of, or control or direction over, additional securities of Galane. It is the intention of IAMGOLD to evaluate its investment in Galane on a continuing basis and such holdings may be increased or decreased in the future.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from five gold mines (including current joint ventures) on three continents. In the Canadian province of Québec, the Company also operates Niobec Inc., which produces more than 4.5 million kilograms of niobium annually, and owns a rare earth element resource close to its niobium mine. IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise. To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities. IAMGOLD's growth plans are strategically focused in certain regions in Canada, select countries in South America and Africa.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670 3815

Toll-free: 1-888-464-9999 Email: info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

For further information:
IAMGOLD has filed an early warning report on Galane Gold Ltd's. SEDAR profile at www.sedar.com. A copy of the report may be obtained by contacting Laura Young at 416 933 4952.